QUESTAR GAS COMPANY
333 South State Street, P.O. Box 45360
Salt Lake City, Utah 84145-0360

May 30, 2012

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Mara Ransom, Assistant Director
Lisa Kohl, Staff Attorney
Catherine Brown, Staff Attorney

Re:	Questar Gas Company
Registration Statement on Form S-3
Filed May 15, 2012
File No. 333-181406

Ladies and Gentlemen:

Set forth below is the response of Questar Gas Company (the “Company”), to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2012 with respect to the above-referenced registration statement filed with the Commission on May 15, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement solely to amend Exhibits 5.1 and 5.2 in response to the Staff’s comments. For your convenience, the Company’s response to each of the Staff’s comments is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Exhibit Index
Exhibit 5.1 – Opinion of Thomas C. Jepperson, Esq.

1.
Counsel must also provide an opinion that the company is validly existing and has the power to create the obligations arising out of the debt securities being registered. Please revise. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings.

Response: We acknowledge the Staff’s comment and have filed an additional Exhibit 5.1 opinion from Thomas C. Jepperson, Esq. to include the following additional statement in such opinion:

“The Company is a corporation under the Utah Revised Business Corporation Act with corporate power to create the obligations arising out of the Debt Securities. With your consent, based solely on certificates from public officials, I confirm that the Company is validly existing and in good standing under the laws of the State of Utah.”
Exhibit 5.2 – Opinion of Latham & Watkins LLP

2.	We note counsel’s statement in the fourth paragraph that counsel has “relied upon the foregoing.” Please have counsel revise the opinion to clarify the meaning of this statement.
Response: We acknowledge the Staff’s comment and and have filed an additional Exhibit 5.2 opinion from Latham & Watkins LLP that omits the language “upon the foregoing and” from the fourth paragraph of such opinion.

3.
Please confirm your understanding that an updated unqualified opinion of counsel must be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. Refer to Section II.B.2.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings and Securities Act Rules Compliance & Disclosure Interpretation 212.05.

Response: We acknowledge the Staff’s comment and confirm our understanding that an updated unqualified opinion of counsel must be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing.
Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Michael Dillard at (713) 546-7414.

Very truly yours,

Questar Gas Corporation

		By:	/s/ Ronald W. Jibson
Ronald W. Jibson Chairman, President and Chief Executive Officer

cc:	Thomas C. Jepperson (By Email) Questar Gas Company Tom.Jepperson@questar.com

Michael E. Dillard (By Email) Latham & Watkins LLP Michael.Dillard@lw.com